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                                                                   EXHIBIT 12.01

Computation of Ratio of Earnings to Fixed Charges



                                                                                                                     Six Months
                                                                     Year Ended December 31,                           Ended
                                                       1993        1994        1995         1996           1997     June 30, 1998
                                                      -------     -------     -------     ---------      --------   -------------
Earnings:
Income from continuing operations before
   income taxes, minority interest,
   reversal of loss on discontinued
   operations and cumulative effect
   of accounting changes                              $42,471     $57,560     $69,100     $  95,230      $ 83,388      $ 43,722
Equity in income of less-than-50%-owned entities         --          --          --            (104)          (40)          (67)
Fixed charges                                           8,657       9,194       9,716        12,865        16,536         8,836
                                                      -------     -------     -------     ---------      --------      --------
   Earnings                                           $51,128     $66,754     $78,816     $ 107,991      $ 99,884      $ 52,491
                                                      =======     =======     =======     =========      ========      ========
Fixed Charges:
Interest expense (A)                                  $ 6,822     $ 6,870     $ 6,955     $  10,698      $ 14,111      $  7,689
Amortization of debt issuance costs                       169         169         116           348          --            --
Estimate of the interest cost within rental
   expense                                              1,666       2,155       2,645         1,819         2,425         1,147
                                                      -------     -------     -------     ---------      --------      --------
   Fixed charges                                      $ 8,657     $ 9,194     $ 9,716     $  12,865      $ 16,536      $  8,836
                                                      =======     =======     =======     =========      ========      ========

Ratio of earnings of fixed charges                       5.91        7.26        8.11          8.39          6.04          5.94
                                                      =======     =======     =======     =========      ========      ========
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(A)-     The Company has guaranteed one half of the $61 million revolving credit loan facility of its 50%-owned joint venture with Temple-Inland Forest
         Products Corporation, Standard Gypsum LLC. On June 30, 1998, $7 million was outstanding under the facility bearing interest at a weighted average of approximately 6%. Fixed charges related to this facility are not included in the computation above.